Exhibit 99.1

SCHEDULE 51-102F3

Material Change Report

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)
481, rue Brassard
Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

July 23, 2021

3.	News Release

A news release, in French and English versions, was issued on July 23, 2021 through Globe Newswire and filed on SEDAR.

4.	Summary of Material Change

The Corporation announced the successful closing of the previously announced C$18.3 Million private placement offering.

5.	Full Description of Material Change

The Corporation announced that it has closed the non-brokered private placement (the “Private Placement”) of common shares of the Corporation previously announced on June 15th, 18th and 23rd, 2021. The Private Placement was launched concurrently with the public offering of US$59.4 million of the Corporation, which closed on June 23, 2021.

Pursuant to the Private Placement, the Corporation issued to Investissement Québec, acting as mandatory for the government of Québec, a total of 1,978,750 common shares at a price of C$9.25 per share for proceeds to the Corporation of approximately C$18.3 million. The common shares issued pursuant to the Private Placement will be subject to a statutory hold period in Canada for a period of four months and one day.

The Corporation expects the net proceeds of the Private Placement to be used towards the development of the Matawinie mine project and LiB anode plant project and for general working capital and corporate expense needs.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Mr. David Torralbo
Chief Legal Officer and Corporate Secretary
Telephone: (450) 757-8905 x405

9.	Date of Report

July 30, 2021